FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, YY
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE "OFFER RESTRICTIONS" BELOW).

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

March 27, 2023

NATWEST GROUP PLC COMMENCES CASH TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 5.125% SUBORDINATED TIER 2 NOTES DUE 2024

NatWest Group plc (the "Offeror") has launched today a tender offer to purchase for cash (the "Offer") any and all of its outstanding 5.125% Subordinated Tier 2 Notes due 2024 (the "Notes").

The Offer is being made on the terms and subject to the conditions set out in the offer to purchase dated March 27, 2023 and the related Notice of Guaranteed Delivery (together, the "Offer to Purchase"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Purpose of the Offer

The Offeror is providing the holders of its Notes with an opportunity to have their Notes repurchased while maintaining a responsible approach to the management of its capital position and its MREL (minimum requirement for own funds and eligible liabilities) position. The Offeror will continue to meet all of its capital requirements and MREL requirements, irrespective of the outcome of the Offer.

Terms of the Offer

The Offeror is offering to purchase for cash, on the terms and conditions described in the Offer to Purchase, any and all of the outstanding Notes, details of which are set out in the table below:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Issued	Principal Amount Outstanding	Maturity	Fixed Spread (bps)	Reference U.S. Treasury Security	Bloomberg Reference Page	Hypothetical Purchase Price (Illustrative)(1)
5.125% Subordinated Tier 2 Notes due 2024	The Royal Bank of Scotland Group plc(2)	US780099CH81 / 780099CH8	$2,250,000,000	$876,108,000	May 28, 2024	+135	4.625% U.S. Treasury Security due February 28, 2025 (ISIN: US91282CGN56)	FIT1	$1,000.08 per $1,000

(1)    For illustrative purposes only, a hypothetical Purchase Price is set out in the table above, based on a hypothetical Price Determination Time of 2.00 p.m. New York City time, on March 24, 2023. Holders should note that the actual Purchase Price determined in the manner described herein and in the Offer to Purchase could differ significantly from the hypothetical Purchase Price set out in the table above.

(2)    Now NatWest Group plc.

The Offer will expire at 5:00 p.m., New York City time, on April 3, 2023, unless it is extended (such date and time, as the same may be extended, the "Expiration Deadline") or earlier terminated.

Purchase Price; Accrued Interest

Purchase Price

The purchase price (the "Purchase Price") for each $1,000 principal amount of the Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline received by the Tender Agent at or prior to the Expiration Deadline or the Guaranteed Delivery Date (as defined herein), as the case may be, and accepted for purchase by the Offeror, will be equal to an amount (rounded to the nearest cent) that would reflect, as of the Settlement Date (as defined herein), a yield to the maturity date of the Notes equal to the sum of (i) the Reference Yield (as defined in the Offer to Purchase), plus (ii) the fixed spread set forth in the table above (the "Fixed Spread"). Specifically, the Purchase Price will equal (i) the value of all remaining payments of principal and interest on the Notes up to and including the scheduled maturity of the Notes, discounted to the Settlement Date, at a discount rate equal to (x) the Reference Yield (as defined in the Offer to Purchase) plus (y) the Fixed Spread, minus (ii) any Accrued Interest, calculated in the manner set out in Annex 1 to the Offer to Purchase.

Accrued Interest

In addition to the Purchase Price, holders of the Notes accepted for purchase pursuant to the Offer will also receive, on the Settlement Date, any accrued and unpaid interest on each $1,000 principal amount of such Notes (rounded to the nearest cent) from, and including, the last interest payment date up to, but not including, the Settlement Date (as defined below) ("Accrued Interest"). Holders whose Notes are tendered and accepted for purchase pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date. Accrued Interest for each $1,000 principal amount of such Notes validly tendered and accepted for purchase will be rounded to the nearest $0.01, with $0.005 being rounded upwards, in accordance with the conditions of such Notes.

Settlement

Unless the Offer is extended, reopened or earlier terminated, payment of the Purchase Price, plus any Accrued Interest to holders of Notes that are validly tendered and not withdrawn and accepted for purchase is expected to be made on April 5, 2023 (the "Settlement Date") or, in the case of Notes accepted for purchase pursuant to the Guaranteed Delivery Procedure, on April 6, 2023 (the "Guaranteed Delivery Settlement Date").

Offer Conditions

The Offer is not conditional upon any minimum amount of Notes being tendered. However, the Offer is conditional upon the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Withdrawal Rights

Notes tendered pursuant to the Offer may be withdrawn at any time before the Withdrawal Deadline. In addition, if the Offer is extended, the Withdrawal Deadline will be extended to the earlier of (i) the Expiration Deadline (as extended) and (ii) the 10th Business Day after the commencement of the Offer (the "Commencement Date"). Notes tendered pursuant to the Offer may also be withdrawn at any time after the 60th Business Day after the Commencement Date if, for any reason, the Offer has not been consummated within 60 Business Days of the Commencement Date. If the Offer is terminated without any Notes being purchased thereunder, the Notes tendered pursuant thereto will be promptly returned to the tendering holders.

The relevant deadline set by DTC or any intermediary for the submission of Tender Instructions may be earlier than the deadlines set out herein.

Indicative Timetable

The following table sets out the expected dates and times of the key events relating to the Offer. This is an indicative timetable and is subject to change.

Events	Dates and Times
Commencement Date
Commencement of the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase.	March 27, 2023
Price Determination Time
The time in respect of the Offer, at which the Reference Yield for the Notes will be determined by the Dealer Managers.	2:00 p.m., New York City time, on April 3, 2023, unless otherwise extended
Withdrawal Deadline
The deadline for holders to validly withdraw Notes tendered before this date and time, unless otherwise extended as described herein.	5:00 p.m., New York City time, on April 3, 2023, unless otherwise extended
Expiration Deadline
The deadline for holders to tender Notes pursuant to the Offer in order to qualify for payment of the Purchase Price plus any Accrued Interest.
The Offeror will issue a press release announcing the principal amount of the Notes accepted for purchase pursuant to the Offer promptly after the Expiration Deadline.

5:00 p.m., New York City time, on April 3, 2023, unless otherwise extended
Guaranteed Delivery Date The deadline for holders using the Guaranteed Delivery Procedures described in the Offer to Purchase to deliver their Notes.	5:00 p.m. New York time, on April 5, 2023, the second Business Day following the Expiration Deadline
Settlement Date
Payment of the Purchase Price, plus any Accrued Interest for all Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Offer (other than the Notes tendered pursuant to the Guaranteed Delivery Procedures).

Expected on April 5, 2023, the second Business Day following the Expiration Deadline
Guaranteed Delivery Settlement Date
Payment of the Purchase Price plus any Accrued Interest for all Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Guaranteed Delivery Procedures.	Expected on April 6, 2023, the third Business Day following the Expiration Deadline

The times and dates above are subject, where applicable, to the right of the Offeror to extend, re-open, amend, limit, terminate or withdraw the Offer, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out above.

Holders should confirm with the bank, securities broker or any other intermediary through which they hold their Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified above in order for that holder to be able to participate in, or withdraw their instruction to participate in, the Offer.

FURTHER INFORMATION

Copies of the Offer to Purchase are available at the following web address: https://deals.is.kroll.com/natwest

Requests for assistance or additional copies of the Offer to Purchase may be directed to the Tender Agent and any questions regarding the terms of the Offer may be directed to the Dealer Managers listed below:

Tender Agent

Kroll Issuer Services Limited                                     Email: natwest@is.kroll.com

Owen Morris                                                              Telephone: +44 20 7704 0880

NatWest Treasury Markets

Scott Forrest                                                               Email: Scott.Forrest@Natwest.com

Head of Treasury DCM                                              Telephone: +44 7747 455969

Investor Relations

Paul Pybus                                                                 Email: paul.pybus@natwest.com

Head of Debt Investor Relations                               Telephone: +44 776 916 1183

250 Bishopsgate

London EC2M 4AA

Global Arranger and Lead Dealer Manager

NatWest Markets Securities Inc.                               Telephone: +44 20 7678 5222 (UK)

                                                                                   Telephone: +1 203 897 6166 (U.S.)

                                                                                   Telephone: +1 866 884 2071 (U.S. Toll Free)

                                                                                   Email: liabilitymanagement@natwestmarkets.com

                                                                                   Attn: Liability Management

Dealer Manager

TD Securities (USA) LLC                                          Telephone: +1 212 827 2842 (U.S.)

                                                                                 Telephone: +1 866 584 2096 (U.S. Toll Free)

                                                                                 Email: LM@tdsecurities.com

                                                                                   Attn: Liability Management Group

DISCLAIMER

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the Dealer Managers, the Tender Agent or the trustee (as applicable) with respect to the Notes (or any of their respective directors, employees or affiliates) make any recommendation as to whether holders should tender Notes pursuant to the Offer.

OFFER RESTRICTIONS

European Economic Area ("EEA")

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Offer.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, this announcement, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43 of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). This announcement and the Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and the Offer to Purchase relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer does not constitute an offer of securities to the public for the purposes of s of Regulation (EU) 2017/1129 (as amended) as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (EUWA) (the "UK Prospectus Regulation") and accordingly the requirement to produce a prospectus under the UK Prospectus Regulation does not apply to the Offer.

Belgium

Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. This announcement and the Offer to Purchase have not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offer.

General

The Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Manager's respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

Each holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Kroll Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Offeror and its respective affiliates expressly reserve the right at any time or from time to time following completion or termination of the Offer, to purchase or exchange or offer to purchase or exchange Notes or to issue an invitation to submit offers to sell Notes (including, without limitation, those tendered pursuant to the Offer but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Offer. In addition, the Offeror also reserves the right to issue new debt securities from time to time, including during the term of the Offer.

THIS ANNOUNCEMENT CONTAINS INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION FOR NATWEST GROUP PLC, FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (MAR) AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018. THIS ANNOUNCEMENT IS MADE BY ALEXANDER HOLCROFT, HEAD OF INVESTOR RELATIONS FOR NATWEST GROUP PLC.

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

FORWARD-LOOKING STATEMENTS

From time to time, the Offeror may make statements, both written and oral, regarding its assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements".  The Offeror cautions that these statements may and often do vary materially from actual results.  Accordingly, the Offeror cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the Offer to Purchase and in the Annual Report of the Offeror on Form 20-F, which is incorporated by reference therein, and in the section entitled "Forward-Looking Statements" in the Annual Report of the Offeror on Form 20-F, which is incorporated by reference in the Offer to Purchase.

Any forward-looking statements made herein, the Offer to Purchase or in the documents incorporated by reference therein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority, any applicable stock exchange or any applicable law, the Offeror expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein, in the Offer to Purchase or the documents incorporated by reference therein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that the Offeror has made or may make in documents that the Offeror has filed or may file with the U.S. Securities and Exchange Commission.

Date: 27 March 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary